NEW 360
2777 North Ontario Street
Burbank, California 91504
July 27, 2007
Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549
     Re:    New 360 — Withdrawal of Form 10, File No. 001-33468
Ladies and Gentlemen:
     New 360, a California corporation (the “Company”), hereby requests that the Securities and Exchange Commission withdraw the Form 10, File No. 001-33468, that the Company filed on May 15, 2007. The Form 10 has not yet become effective. In place of the Form 10, the Company filed a Registration Statement on Form S-1, Registration No. 333-144547, on July 13, 2007, and a Form 8-A on July 27, 2007.

Very truly yours, NEW 360
By:	/s/ Alan R. Steel

Alan R. Steel
Chief Financial Officer